UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

ANSWERS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03662X100

(CUSIP Number)

David Karandish AFCV Holdings, LLC 6665 Delmar Blvd, Suite 3000 St. Louis, MO 63005450	Bruce R. Evans Martin J. Mannion Summit Partners 222 Berkeley Street, 18th Floor Boston, Massachusetts, 02116	Lawrence M. Chu Robert G. Day Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AFCV Holdings, LLC 26-1497273
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summit Partners Private Equity Fund II-A, L.P. 20-2598409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summit Partners PE VII, L.P. 20-2785051
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summit Partners PE VII, LLC 20-2958278
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summit Partners, L.P. 04-3478657
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SP PE VII-B Announce Holdings, L.P. 26-1492723
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summit Investors VI, L.P. 04-3548842
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summit Partners VI (GP), L.P. 04-3540852
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summit Partners VI (GP), LLC 04-3568448
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce R. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin J. Mannion
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,617,051 shares of common stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,051 shares of common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.23% of common stock on an as-converted basis (See Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share of Answers Corporation, a Delaware corporation (“Answers.com”). The principal executive offices of Answers.com are located at 237 West 35th Street, Suite 1101, New York, N.Y.

This Schedule 13D is being filed to report that, in connection with the entry into an agreement to acquire the Issuer and certain related agreements, as described in Items 3, 4 and 5 below, the Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Securityholders (as such term is defined below) and may be deemed to be the beneficial owners of the equity securities beneficially owned by the Securityholders.

Item 2. Identity and Background.

(a) This Schedule 13D is filed jointly by the following persons (the “Reporting Persons”): AFCV Holdings, LLC, a Delaware limited liability company (“AFCV”); Summit Partners Private Equity Fund VII-A, L.P., Summit Partners PE VII, L.P., Summit Partners PE VII, LLC, Summit Partners, L.P., SP PE VII-B Announce Holdings, L.P., Summit Investors VI, L.P., Summit Partners VI (GP), L.P., Summit Partners VI (GP), LLC, Bruce R. Evans and Martin J. Mannion. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Equity securities of AFCV are held by Summit Partners Private Equity Fund VII-A, L.P., SP PE VII-B Announce Holdings, L.P. and Summit Investors VI, L.P.

Summit Partners, L.P. is (i) the managing member of Summit Partners PE VII, LLC, which is the sole general partner of Summit Partners PE VII, L.P., which is the sole general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and SP PE VII-B Announce Holdings, L.P. and (ii) the managing member of Summit Partner VI (GP), LLC, which is the sole general partner of Summit Partners VI (GP), L.P., which is the sole general partner of Summit Investors VI, L.P. Summit Partners, L.P., through an investment committee currently composed of Bruce R. Evans and Martin J. Mannion, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Each of Bruce R. Evans and Martin J. Mannion, Summit Partners Private Equity Fund VII-A, L.P., Summit Partners PE VII, L.P., Summit Partners PE VII, LLC, Summit Partners, L.P., SP PE VII-B Announce Holdings, L.P., Summit Investors VI, L.P., Summit Partners VI (GP), L.P. and Summit Partners VI (GP), LLC expressly disclaims membership of a “group” as used in 13d-1(b)(1)(ii)(K).

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person and such beneficial ownership is expressly disclaimed.

(b) The principal business address of AFCV is 6665 Delmar Blvd, Suite 3000, St. Louis, MO 63005.

The principal business address of each of Summit Partners Private Equity Fund VII-A, L.P., Summit Partners PE VII, L.P., Summit Partners PE VII, LLC, Summit Partners, L.P., SP PE VII-B Announce Holdings, L.P., Summit Investors VI, L.P., Summit Partners VI (GP), L.P., Summit Partners VI (GP), LLC is Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts, 02116.

The business address of each of Bruce R. Evans and Martin J. Mannion is Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts, 02116.

(c) The principal business of AFCV is to serve as a holding company for various internet companies.

The principal business of each of Summit Partners Private Equity Fund VII-A, L.P., Summit Partners PE VII, L.P., Summit Partners PE VII, LLC, Summit Partners, L.P., SP PE VII-B Announce Holdings, L.P., Summit Investors VI, L.P., Summit Partners VI (GP), L.P. and Summit Partners VI (GP), LLC is as a direct or indirect private equity investment company. The principal occupation of each of Bruce R. Evans and Martin J. Mannion is as managing directors of Summit Partners, L.P. The address of the principal office of each of Summit Partners Private Equity Fund VII-A, L.P., Summit Partners PE VII, L.P., Summit Partners PE VII, LLC, Summit Partners, L.P., SP PE VII-B Announce Holdings, L.P., Summit Investors VI, L.P., Summit Partners VI (GP), L.P., Summit Partners VI (GP), LLC, Bruce R. Evans and Martin J. Mannion is Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts, 02116.

(d) During the last five years, none of the persons or entities listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or entities listed in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AFCV Holdings, LLC is a limited liability company organized under the laws of the state of Delaware.

Each of Messrs. Bruce R. Evans and Martin J. Mannion is a United States citizen.

Each of Summit Partners Private Equity Fund VII-A, L.P., Summit Partners PE VII, L.P., Summit Partners, L.P., SP PE VII-B Announce Holdings, L.P., Summit Investors VI, L.P., Summit Partners VI (GP), L.P. is a limited partnership organized under the laws of the state of Delaware. Each of Summit Partners PE VII, LLC and Summit Partners VI (GP), LLC is a limited liability company organized under the laws of the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

As described below, the Reporting Persons did not purchase the Covered Shares (as defined below), and thus no funds were used for such purpose. Answers.com entered into an Agreement and Plan of Merger, dated as of February 2, 2011, a copy of which is attached hereto as Exhibit 2 (the “Merger Agreement”), with AFCV and A-Team Acquisition Sub, Inc., a wholly owned indirect subsidiary of AFCV (“Merger Sub”) that provides for the acquisition of Answers.com by AFCV by means of a merger of Merger Sub with and into Answers.com (the “Merger”). As a result of the Merger, Answers.com would become a wholly owned indirect subsidiary of AFCV. As an inducement for AFCV to enter into the Merger Agreement and in consideration thereof, Robert Rosenschein and Redpoint Omega, L.P., Redpoint Omega Associates, LLC (with the amount of their respective ownership of equity securities or warrants and options to purchase equity securities identified on Schedule A) (collectively, the “Securityholders”, and the Answers.com equity securities owned by them collectively referred to as the “Covered Shares”), entered into Voting Agreements with AFCV, dated February 2, 2011, the forms of which are attached hereto as Exhibit 3 and Exhibit 4 and more fully described in Item 4, whereby, subject to the terms of such Voting Agreements, each Securityholder agreed, among other things, that, at every meeting of Answers.com’s stockholders called, such Securityholder shall vote the Covered Shares then held by him or it in favor of the adoption of the Merger Agreement and against the approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement. Each of the Securityholders also granted AFCV an irrevocable proxy granting AFCV the right to vote such shares in favor of such matters (the Voting Agreements and proxies together are referred to herein as the “Voting Agreements”). AFCV did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2 to this Schedule 13D and the Voting Agreements included as Exhibit 3 and Exhibit 4 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Answers.com by AFCV pursuant to the terms of the Merger Agreement. To induce AFCV to enter into the Merger Agreement, the Securityholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger:

•

Each share of Answers.com’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger, other than shares as to which dissenters’ rights are properly asserted under Delaware law, will be converted into the right to receive a cash amount of $10.50, without interest (the “Common Stock Merger Consideration”);

•

Each share of Answers.com’s Series A convertible Preferred Stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount of cash equal to the product of (i) a quotient, the numerator of which is the sum of (A) $101.76, plus (B) accrued interest at the rate of six percent (6%) per annum accrued daily on the principal amount of $101.76 calculated for the period beginning the day after the Last Series A Dividend Payment Date until the Effective Time (as such terms are defined in the Merger Agreement), and the denominator of which is $4.50, multiplied by (ii) $10.50, without interest;

•

Each share of Answers.com’s Series B convertible Preferred Stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount of cash equal to the product of (i) a quotient, the numerator of which is the sum of (A) $100.00, plus (B) accrued interest at the rate of six percent (6%) per annum accrued daily on the principal amount of $100.00 calculated for the period beginning the day after the Last Series B Dividend Payment Date (as defined in the Merger Agreement) until the Effective Time, and the denominator of which is $5.50, multiplied by (ii) $10.50, without interest;

•

Each outstanding Vested Company Option (as such term is defined in the Merger Agreement) shall be converted into the right to receive an amount in cash equal to the excess (if any) of (i) the product of (A) the number of shares of common stock subject to such Vested Company Option, multiplied by (B) the Common Stock Merger Consideration over (ii) the aggregate exercise price of such Vested Company Option, without any interest and less any required withholdings; and

•

(iv) Each Unvested Company Option (as such term is defined in the Merger Agreement) outstanding at the effective time of the Merger shall be converted into the right to receive, on the same terms and conditions as were applicable to such Unvested Company Option, on each date in which shares of common stock subject to such Unvested Company Option would have become vested and exercisable (provided that the holder of such Unvested Company Option is still employed by Answers.com on such date), an amount in cash equal to the excess (if any) of (i) the product of (A) the number of shares of common stock subject to such Unvested Company Option that would have otherwise vested on a Vesting Event (as such term is defined in the Merger Agreement), multiplied by (B) the Common Stock Merger Consideration, over (ii) the aggregate exercise price of such Unvested Company Option, without interest and less any required withholdings.

By executing the Voting Agreements, the Securityholders have (i) agreed to vote all of the Covered Shares beneficially owned by them or acquired prior to the expiration of the Voting Agreement in favor of the Merger, adoption of the Merger Agreement and any other matter that would reasonably be expected to facilitate the merger, and against any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement or any Alternative Transaction Proposal (as such term is defined in the Merger Agreement) or any action that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transaction contemplated by the Merger Agreement, and (ii) granted irrevocable proxies to AFCV granting AFCV the right to vote the Covered Shares as specified in clause (i). The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the consummation of the Merger.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of Answers.com (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Answers.com shall be amended and restated in their entirety in accordance with the terms of Section 2.4 of the Merger Agreement.

(h) – (i) If the Merger is consummated as planned, Answers.com common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s Capital Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Merger Agreement and the Voting Agreements, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5 of the Exchange Act, with the Securityholders. In addition, as a result of the Voting Agreements, AFCV may be deemed to beneficially own 4,617,051 shares of Answers.com’s common stock, which includes (i) 300,960 shares of Answers.com’s common stock, (ii) warrants to purchase 1,303,031 shares of Answer’s common stock, (iii) options to purchase 383,547 shares of Answer’s common stock which are exercisable within 60 days of February 2, 2011, (iv) 60,000 shares of Answers.com’s Series A convertible Preferred Stock (which are convertible into 1,356,786 shares of Answers.com’s common stock as of February 2, 2011), and (v) 70,000 shares of Answers.com’s Series B Preferred Stock (which are convertible into 1,272,727 shares of Answers.com’s common stock as of February 2, 2011). Based on the number of shares of Answers.com’s common stock outstanding as of February 2, 2011 (as represented by Answers.com in the Merger Agreement), the shares which AFCV may be deemed to beneficially own represent (A) approximately 3.7 % of the issued and outstanding shares of Answers.com’s common stock1, 100% of the issued and outstanding shares of Answers.com’s Series A convertible Preferred Stock, and 100% of the issued and outstanding shares of Answers.com’s Series B convertible Preferred Stock, or (B) 27.23% of Answers.com’s common stock on an as-converted basis2. By virtue of the affiliate relationships among AFCV and each of the other Reporting Persons, such other Reporting Persons may be deemed to own beneficially all of such number of shares. Hence each such other Reporting Person may be deemed to be members of a group that beneficially owns 4,617,051

[1]	This calculation excludes the shares of common stock issuable upon the exercise of the warrants held by Redpoint Omega, L.P. and Redpoint Omega Associates, LLC, and the options to purchase shares of common stock exercisable within 60 days of February 2, 2011 held by Robert Rosenschein.
[2]	This calculation also excludes the shares of common stock issuable upon the exercise of the warrants held by Redpoint Omega, L.P. and Redpoint Omega Associates, LLC, and the options to purchase shares of common stock exercisable within 60 days of February 2, 2011 held by Robert Rosenschein.

shares of Answers.com’s common stock, which includes (i) 300,960 shares of Answers.com’s common stock, (ii) warrants to purchase 1,303,031 shares of Answers.com’s common stock, (iii) options to purchase 383,547 shares of Answers.com’s common stock which are exercisable within 60 days of February 2, 2011, (iv) 60,000 shares of Answers.com’s Series A convertible Preferred Stock (which are convertible into 1,356,786 shares of Answers.com’s common stock as of February 2, 2011), and (v) 70,000 shares of Answers.com’s Series B Preferred Stock (which are convertible into 1,272,727 shares of Answers.com’s common stock as of February 2, 2011).

Beneficial ownership of Answers.com’s common stock, Answers.com’s Series A convertible Preferred Stock and Answers.com’s Series B convertible Preferred Stock is being reported hereunder solely because each Reporting Person, respectively, may be deemed to have beneficial ownership of such common stock, Series A convertible Preferred Stock and Series B convertible Preferred Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock, Series A convertible Preferred Stock or Series B convertible Preferred Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) The Reporting Persons may be deemed to have shared voting power of the 300,960 shares of Answers.com’s common stock3, 60,000 shares of Answers.com’s Series A convertible Preferred, and 70,000 shares of Answers.com’s Series B convertible Preferred Stock4 held by the Securityholders due to AFCV’s rights under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, neither AFCV nor any of the other Reporting Persons control the voting of such shares with respect to other matters, nor do they possess any other rights as an Answers.com’s stockholder with respect to such shares. In addition, Reporting Persons, other than AFCV, do not have any rights under the Voting Agreements. Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule A. To the knowledge of the Reporting Persons, none of the Securityholders (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(c) To the knowledge of the Reporting Persons, no transactions in Answers.com’s common stock, Answers.com’s Series A convertible Preferred Stock or Answers.com’s Series B convertible Preferred Stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To the knowledge of the Reporting Persons, no person other than the Securityholders identified on Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Item 6 and in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of Answers.com, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Answers.com.

Item 7. Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Joint Filing Agreement, dated February 11, 2011, by and among the Reporting Persons.

2	Agreement and Plan of Merger, dated February 2, 2011, by and among AFCV Holdings, LLC, A-Team Acquisition Sub, Inc., and Answers Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No.: 001-32255 filed by Answers.com on February 2, 2011).

3	Voting Agreement, dated February 2, 2011, by and between AFCV Holdings, LLC, Answers Corporation, and Robert

[3]

The number of shares of common stock excludes shares issuable upon the exercise of the warrants held by Redpoint Omega, L.P. and Redpoint Omega Associates, LLC, and the options to purchase shares of common stock exercisable within 60 days of February 2, 2011 held by Robert Rosenschein, as such warrants and options do not confer the holders voting power until such securities are exercised.

[4]	The Series A convertible Preferred Stock and Series B convertible Preferred Stock vote on an as-converted basis with the holders of common stock.

Rosenschein (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No.: 001-32255 filed by Answers.com on February 2, 2011).

4	Voting Agreement, dated February 2, 2011, by and between AFCV Holdings, LLC, Answers Corporation, Redpoint Omega, L.P., and Redpoint Omega Associates, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K (File No.: 001-32255 filed by Answers.com on February 2, 2011).

5	Powers of Attorney granted to Robin W. Devereux.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	AFCV Holdings, LLC

	By:	/s/ David Karandish
David Karandish
Chief Executive Officer

Summit Partners Private Equity Fund VII-A, L.P.

By:	Summit Partners PE VII, L.P.
General Partner

By:	Summit Partners PE VII, LLC
General Partner

By:	*

Summit Partners PE VII, L.P.

By:	Summit Partners PE VII, LLC
General Partner

By:	*

Summit Partners PE VII, LLC

By:	*

SP PE VII-B Announce Holdings, L.P.

By:	Summit Partners PE VII, L.P.
Partner

By:	Summit Partners PE VII, LLC
General Partner

By:	*

Summit Investors VI, L.P.

By:	Summit Partners VI (GP), L.P.
General Partner

By:	Summit Partners VI (GP), LLC
General Partner

By:	*

Summit Partners VI (GP), L.P.

By:	Summit Partners VI (GP), LLC
General Partner

By:	*

Summit Partners VI (GP), LLC

By:	*

Summit Partners, L.P.

By:	*

*
Bruce R. Evans

*
Martin J. Mannion

*By:	/s/Robin W. Devereux
Robin W. Devereux
Power of Attorney**

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

**	Pursuant to the Powers of Attorney attached as Exhibit 5.

Schedule A

Parties to Voting Agreements with AFCV, Inc.

The following table sets forth the name and principal occupation or employment, if applicable, of each securityholder of Answers.com that has entered into a Voting Agreement with AFCV in connection with the Merger Agreement, and the aggregate number of shares of Answers.com’s common stock, shares of Answers.com’s Series A convertible Preferred Stock, shares of Answers.com’s Series B convertible Preferred Stock and shares of Answers.com’s common stock issuable upon exercise of outstanding warrants or options exercisable within 60 days of February 2, 2011 held by each such person as of February 2, 2011.* Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Answers Corporation, 237 West 35th Street, Suite 1101, New York, N.Y.

Name	Shares of Common Stock held as of February 2, 2011	Shares of Series A Preferred Stock held as of February 2, 2011	Shares of Common Stock issuable upon Conversion of Series A Preferred Stock as of February 2, 2011	Shares of Series B Preferred Stock held as of February 2, 2011	Shares of Common Stock issuable upon Conversion of Series B Preferred Stock as of February 2, 2011	Shares of Common Stock Issuable upon Exercise of Outstanding Warrants and Options Exercisable Within 60 days of February 2, 2011	Total Beneficial Ownership of Shares of Common Stock as of February 2, 2011
Redpoint Omega, L.P. 3000 Sand Hill Road Building 2, Suite 290 Menlo Park, CA 94025	0	58,350	1,319,474	68,075	1,237,727	1,267,198	3,824,399

Redpoint Omega Associates, LLC 3000 Sand Hill Road Building 2, Suite 290 Menlo Park, CA 94025	0	1,650	37,312	1,925	35,000	35,833	108,145

Robert Rosenschein	300,960	0	0	0	0	383,547	684,507

Total							4,617,051

*	As noted in Item 6 above, the Voting Agreements also apply to any shares of Answers.com’s common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of outstanding warrants or stock options.

EXHIBIT INDEX

Exhibit No.	Title

1	Joint Filing Agreement, dated February 11, 2011, by and among the Reporting Persons.

2	Agreement and Plan of Merger, dated February 2, 2011, by and among AFCV Holdings, LLC, A-Team Acquisition Sub, Inc., and Answers Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No.: 001-32255 filed by Answers.com on February 2, 2011).

3	Voting Agreement, dated February 2, 2011, by and between AFCV Holdings, LLC, Answers Corporation, and Robert Rosenschein (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No.: 001-32255 filed by Answers.com on February 2, 2011).

4	Voting Agreement, dated February 2, 2011, by and between AFCV Holdings, LLC, Answers Corporation, Redpoint Omega, L.P., and Redpoint Omega Associates, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K (File No.: 001-32255 filed by Answers.com on February 2, 2011).

5	Powers of Attorney granted to Robin W. Devereux.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the deemed beneficial ownership by each of the undersigned of shares of Answers Corporation, a Delaware corporation.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 14, 2011	AFCV Holdings, LLC

	By:	/s/ David Karandish
David Karandish
Chief Executive Officer

Summit Partners Private Equity Fund VII-A, L.P.

By:	Summit Partners PE VII, L.P. General Partner

By:	Summit Partners PE VII, LLC General Partner

By:	*

Summit Partners PE VII, L.P.

By:	Summit Partners PE VII, LLC General Partner

By:	*

Summit Partners PE VII, LLC

By:	*

SP PE VII-B Announce Holdings, L.P.

By:	Summit Partners PE VII, L.P. Partner

By:	Summit Partners PE VII, LLC General Partner

By:	*

Summit Investors VI, L.P.

By:	Summit Partners VI (GP), L.P. General Partner

By:	Summit Partners VI (GP), LLC General Partner

By:	*

Summit Partners VI (GP), L.P.

By:	Summit Partners VI (GP), LLC General Partner

By:	*

Summit Partners VI (GP), LLC

By:	*

Summit Partners, L.P.

By:	*

*
Bruce R. Evans

*
Martin J. Mannion

*By:	/s/ Robin W. Devereux
Robin W. Devereux
Power of Attorney**

**	Pursuant to Powers of Attorney attached to the Schedule 13D as Exhibit 5.

Exhibit 5

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robin W. Devereux his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself or herself individually or on behalf of each of any affiliate of Summit Partners, L.P. that is not a portfolio company, including without limitation those entities listed on the attached Exhibit A, on matters relating to:

(a)	Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 144 promulgated under the Securities Act of 1933, as amended (the “33 Act”) and any and all regulations promulgated thereunder, including filings with the Securities and Exchange Commission pursuant thereto;

(b)	any written ballot or proxy with respect to any investment securities owned beneficially or of record by any such entities;

(c)	such filings required pursuant to the Internal Revenue Code of 1986, as amended, and any related regulations, pertaining to such entities

(d)	economic exhibits relating to such entities; and

(e)	the PATRIOT Act.

and to file the same, with all exhibits thereto, and any other documents in connection therewith, with, as applicable, (i) the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, and/or (ii) the Internal Revenue Service, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Said attorney-in-fact is entitled to amend Exhibit A from time to time to reflect additional affiliates of Summit Partners, L.P. that are not portfolio companies.

The undersigned hereby acknowledges that this Power of Attorney supercedes, revokes and terminates any power of attorney executed by the undersigned prior to the date hereof for the purposes listed above.

[Exhibit A and Signature Pages Follow]

Power of Attorney

Exhibit A

HKL I Partners	Summit Accelerator Management, LLC
HKL I, LLC	Summit Accelerator Management, L.P.
SD II Bennington Blocker Corp.	Summit Accelerator Partners, LLC
SD II Eyeglass Blocker Corp.	Summit Accelerator Partners, L.P.
SD II Eyeglass Holdings, L.P.	Summit Founders’ Fund II, L.P.
SD III-B Nomacorc Blocker Corp.	Summit Founders’ Fund, L.P.
SD III-B Nomacorc Holdings, L.P.	Summit GmbH & Co. Beteiligungs KG
SD III-B Tippmann Blocker Corp.	Summit Incentive Plan II, L.P.
SD III-B Tippmann Holdings, L.P.	Summit Incentive Plan, L.P.
SD III-B Tivoli Blocker Corp.	Summit Investment Holdings Trust
SD III-B Tivoli Holdings, L.P.	Summit Investment Holdings Trust II
SD III-B TUI Blocker Corp.	Summit Investors (SAF) IV, L.P.
SD III-B TUI Holdings, L.P.	Summit Investors Holdings Trust
SDIII-B Focus Blocker Corp.	Summit Investors I (UK), L.P.
SDIII-B Focus Holdings, L.P.	Summit Investors I, LLC
Shearson Summit Partners Management, L.P.	Summit Investors II, L.P.
SP (1984), L.P.	Summit Investors III, L.P.
SP PE VII-B Announce Blocker Corp.	Summit Investors Management, LLC
SP PE VII-B Announce Holdings, L.P.	Summit Investors VI, L.P.
SP PE VII-B Nomacorc Holdings, L.P.	Summit Investors, L.P.
SP VC II-B TMFS Blocker Corp.	Summit LogistiCare LLC
SP VC II-B TMFS Holdings, L.P.	Summit Master Company, LLC
Sparta Holding Corporation	Summit Partners III S.a.r.l.
SPPE VII-B Aurora Blocker Corp.	Summit Partners PE VII, LLC
SPPE VII-B Aurora Holdings, L.P.	Summit Partners PE VII, L.P.
SPPE VII-B CD Blocker Corp.	Summit Partners Blocker, Inc.
SPPE VII-B Champion Blocker Corp.	Summit Partners Europe Private Equity Fund, L.P.
SPPE VII-B Nomacorc Blocker Corp.	Summit Partners Europe, L.P.
SPPE VII-B SUN Blocker Corp.	Summit Partners Europe, LTD.
SPPE VII-B SUN Holdings, L.P.	Summit Partners F.F. Corp.
SPPE VII-B TUI Blocker Corp.	Summit Partners Holdings, L.P.
SPPE VII-B TUI Holdings, L.P.	Summit Partners II S.a.r.l.
SPVCII-B Anesthetix Blocker Corp.	Summit Partners II, L.P.
SPVCII-B LiveOffice Blocker Corp.	Summit Partners III, L.P.
Stamps, Woodsum & Co.	Summit Partners IV, L.P.
Stamps, Woodsum & Co. II	Summit Partners, LLC
Stamps, Woodsum & Co. III	Summit Partners Private Equity Fund VII-A, L.P.

Stamps, Woodsum &Co. IV	Summit Partners Private Equity Fund VII-B, L.P.
Summit Accelerator Founders’ Fund, L.P.	Summit Partners S.a.r.l.
Summit Accelerator Fund, L.P.	Summit Partners SD II, LLC

Power of Attorney

Exhibit A

Summit Partners SD III, L.P.	Summit Ventures V, L.P.
Summit Partners SD III, LLC	Summit Ventures VI-A, L.P.
Summit Partners SD IV, LLC	Summit Ventures VI-B HCP Blocker Corp.
Summit Partners SD IV, LP	Summit Ventures VI-B HCP, L.P.
Summit Partners SD IV-A, LP	Summit Ventures VI-B, L.P.
Summit Partners SD IV-B, LP	Summit Ventures, L.P.
Summit Partners SD, L.P.	Summit Verwaltings GmbH
Summit Partners V S.a.r.l.	Summit VI Advisors Fund, L.P.
Summit Partners V, L.P.	Summit VI Entrepreneurs Fund L.P.
Summit Partners VC II LLC	Summit/CAM Holdings, LLC
Summit Partners VC II LP	Summit/Meditech LLC
Summit Partners Venture Capital Fund II-A, L.P.	Summit/Sun Holdings, LLC
Summit Partners Venture Capital Fund II-B, L.P.	SV Eurofund, C.V.
Summit Partners VI (GP), L.P.	SV International, L.P.
Summit Partners VI (GP), LLC	SV VI -B Eyeglass Common Blocker Corp.
Summit Partners VI-A France	SV VI -B Eyeglass Preferred Blocker Corp.
Summit Partners VI-A S.a.r.l.	SV VI B Tippmann Common Blocker Corp.
Summit Partners VI-B France	SV VI B Tippmann Preferred Blocker Corp.
Summit Partners VI-B S.a.r.l.	SV VI Tippmann Holdings. L.P.
Summit Partners VII-A S.a.r.l.	SV VI-B Aurora Blocker Corp.
Summit Partners VII-B S.a.r.l.	SV VI-B Aurora Holdings, L.P.
Summit Partners VIII S.a.r.l.	SV VI-B Bennington Blocker Corp.
Summit Partners, L.P.	SV VI-B Bennington Holdings, L.P.
Summit Partners, LP Profit Sharing Plan and Trust	SV VI-B CAM Blocker Corp.
Summit Partners, LP Savings and Investment Plan	SV VI-B CAM Holdings, L.P.
Summit Partners, Ltd.	SV VI-B CD Blocker Corp.
Summit Retained Earnings, L.P.	SV VI-B CD Holdings, L.P.
Summit Subordinated Debt Fund II, L.P.	SV VI-B Commnet Common Blocker Corp.
Summit Subordinated Debt Fund III-A, L.P.	SV VI-B Commnet Holdings, L.P.
Summit Subordinated Debt Fund III-B, L.P.	SV VI-B Commnet Preferred Blocker Corp.
Summit Subordinated Debt Fund, L.P.	SV VI-B Eyeglass Holdings, L.P.
Summit TRI, L.P.	SV VI-B Focus Blocker Corp.
Summit UK Advisory LLC	SV VI-B Focus Holdings, L.P
Summit V Advisors Fund QP, L.P.	SV VI-B LiteCure Blocker Corp.

Summit V Advisors Fund, L.P.	SV VI-B LiteCure, L.P.
Summit V Companion Fund, L.P.	SV VI-B Tippmann Holdings. L.P.
Summit Ventures II, L.P.	SV VI-B Tivoli Blocker Corp.
Summit Ventures III, L.P.	SV VI-B Tivoli Holdings, LP
Summit Ventures IV, L.P.	SWC Holdings CO.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 27 day of August, 2008.

/s/ Gregory M. Avis
Gregory M. Avis

State of California		)
	)	ss:
County of San Mateo		)

On this 27 day of August, 2008, before me personally came Gregory M. Avis, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Lisa Franco
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ John R. Carroll
John R. Carroll

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came John R. Carroll, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Peter Y. Chung
Peter Y. Chung

State of California		)
	)	ss:
County of San Mateo		)

On this 18 day of August, 2008, before me personally came Peter Y. Chung, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5 day of Sept., 2008.

/s/ Scott C. Collins
Scott C. Collins

Kingdom of England		)
	)	ss:
City of London		)

On this 5th day of September, 2008, before me personally came Scott C. Collins, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Edward Gardiner
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Christopher J. Dean
Christopher J. Dean

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came Christopher J. Dean, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Bruce R. Evans
Bruce R. Evans

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came Bruce R. Evans, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Charles J. Fitzgerald
Charles J. Fitzgerald

State of California		)
	)	ss:
County of San Mateo		)

On this 18 day of August, 2008, before me personally came Charles J. Fitzgerald, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21 day of August, 2008.

/s/ Craig D. Frances
Craig D. Frances

State of California		)
	)	ss:
County of San Mateo		)

On this 21 day of August, 2008, before me personally came Craig D. Frances, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Thomas H. Jennings
Thomas H. Jennings

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came Thomas H. Jennings, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Walter G. Kortschak
Walter G. Kortschak

State of California		)
	)	ss:
County of San Mateo		)

On this 18 day of August, 2008, before me personally came Walter G. Kortschak, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5th day of September, 2008.

/s/ Sotiris T. Lyritzis
Sotiris T. Lyritzis

Kingdom of England		)
	)	ss:
City of London		)

On this 5th day of September, 2008, before me personally came Sotiris T. Lyritzis, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Edward Gardiner
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Martin J. Mannion
Martin J. Mannion

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came Martin J. Mannion, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12 day of August, 2008.

/s/ Harrison B. Miller
Harrison B. Miller

State of California		)
	)	ss:
County of San Mateo		)

On this 12 day of August, 2008, before me personally came Harrison B. Miller, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Lisa Franco
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Kevin P. Mohan
Kevin P. Mohan

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came Kevin P. Mohan, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Thomas S. Roberts
Thomas S. Roberts

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came Thomas S. Roberts, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10 day of September, 2008.

/s/ E. Roe Stamps
E. Roe Stamps

State of Florida		)
	)	ss:
County of Monroe		)

On this 10 day of September, 2008, before me personally came E. Roe Stamps, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/Joanne Muniz
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Joseph F. Trustey
Joseph F. Trustey

Commonwealth of Massachusetts		)
	)	ss:
County of Suffolk		)

On this 15 day of September, 2008, before me personally came Joseph F. Trustey, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Stephen G. Woodsum
Stephen G. Woodsum

Commonwealth of Massachusetts		)
	)	ss:
Country of Suffolk		)

On this 15 day of September, 2008, before me personally came Stephen G. Woodsum, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 9th day of December, 2010.

/s/ Joseph J. Kardwell
Joseph J. Kardwell

Commonwealth of Massachusetts		)
	)	ss:
Country of Suffolk		)

On this 9 day of December, 2010, before me personally came Joseph J. Kardwell, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Ma Laarni Canoy
Notary Public